

February 25, 2014

Via E-mail
Wenping Luo
Chief Executive Officer
Anpulo Food, Inc.
Hangkong Road, Xiangfeng Town
Laifeng County, Hubei, China

> **Re:** **Anpulo Food, Inc.**
> **Form 8-K**
> **Filed January 31, 2014**
> **File No. 000-54216**

Dear Mr. Luo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that all comments related to this Form 8-K should be resolved before you request acceleration of effectiveness of your pending registration statement on Form S-1.

2. We note your statements in Items 1.01, 2.01, 3.02, 4.01 and 9.01 of this report, incorporating by reference information from your registration statement on Form S-1 filed on October 31, 2013, as subsequently amended. To the extent you intend to incorporate by reference the information in the most recent amendment to the Form S-1, please revise these statements accordingly. Please also confirm that you intend to amend this Form 8-K to incorporate by reference from the most recent amendment to the Form S-1 each time you subsequently amend that filing.

3. We also note that you have not filed the Form S-1 as an exhibit to the Form 8-K. Please provide us with your basis for incorporating by reference to the Form S-1 in the manner contemplated by the Form 8-K. Refer to Exchange Act Rule 12b-23.

Item 9.01. Financial Statements and Exhibits, page 4

4. Please revise to provide pro forma financial information for the fiscal year ended December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
Gregg Jaclin
Szaferman, Lakind, Blumstein & Blader, P.C.